# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Singular Genomics Systems, Inc., CIK 0001850906
CUSIP: 82933R308
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 3010 Science Park Road, San Diego, California (CA), 92121
Date of event which requires filing of this statement: 12/22/2024
Amends the filing with accession number 0001193805-24-001111
Filed by CIK 0001352546
Persons authorized to receive notices and communications: David Clark, 3010 Science Park Road, San Diego, California (CA), 92121, 212-551-1600; Elliot Press, 3010 Science Park Road, San Diego, California (CA), 92121, 212-551-1600; Jonathan D. Weiner, Esq., 3010 Science Park Road, San Diego, California (CA), 92121, 212-940-8800; Mark D. Wood, Esq., 3010 Science Park Road, San Diego, California (CA), 92121, 212-940-8800

## Reporting persons
- Deerfield Mgmt IV, L.P. (CIK 0001713467): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 249,495; sole dispositive power 0; shared dispositive power 249,495; aggregate amount beneficially owned 249,495 (6.62% of the class)
  Comment: Comprised of (i) 166,162 shares of common stock and (ii) 83,333 shares of common stock issuable upon conversion of 2,500 shares of Series A Common Stock Equivalent Convertible Preferred Stock, in each case, held by Deerfield Private Design Fund IV, L.P. The terms of the Series A Common Stock Equivalent Convertible Preferred Stock restrict the conversion of such shares to the extent that, upon such conversion, the number of shares of common stock then beneficially owned by the holder and its affiliates and any other person or entities with which such holder would constitute a Section 13(d) group would exceed 4.9 percent of the total number of shares of common stock then outstanding (the Ownership Cap). Accordingly, notwithstanding the number of shares reported, the reporting person disclaims beneficial ownership of the shares of common stock issuable upon conversion of Series A Common Stock Equivalent Convertible Preferred Stock to the extent that upon such conversion the number of shares beneficially owned by all reporting persons hereunder, in the aggregate, would exceed the Ownership Cap.
- Deerfield Private Design Fund IV, L.P. (CIK 0001680307): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 249,495; sole dispositive power 0; shared dispositive power 249,495; aggregate amount beneficially owned 249,495 (6.62% of the class)
  Comment: Comprised of (i) 166,162 shares of common stock and (ii) 83,333 shares of common stock issuable upon conversion of 2,500 shares of Series A Common Stock Equivalent Convertible Preferred Stock. The terms of the Series A Common Stock Equivalent Convertible Preferred Stock restrict the conversion of such shares to the extent that, upon such conversion, the number of shares of common stock then beneficially owned by the holder and its affiliates and any other person or entities with which such holder would constitute a Section 13(d) group would exceed 4.9 percent of the total number of shares of common stock then outstanding (the Ownership Cap). Accordingly, notwithstanding the number of shares reported, the reporting person disclaims beneficial ownership of the shares of common stock issuable upon conversion of Series A Common Stock Equivalent Convertible Preferred Stock to the extent that upon such conversion the number of shares beneficially owned by all reporting persons hereunder, in the aggregate, would exceed the Ownership Cap.
- Deerfield Management Company, L.P. (CIK 0001009258): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 249,495; sole dispositive power 0; shared dispositive power 249,495; aggregate amount beneficially owned 249,495 (6.62% of the class)
  Comment: Comprised of (i) 166,162 shares of common stock and (ii) 83,333 shares of common stock issuable upon conversion of 2,500 shares of Series A Common Stock Equivalent Convertible Preferred Stock, in each case, held by Deerfield Private Design Fund IV, L.P. The terms of the Series A Common Stock Equivalent Convertible Preferred Stock restrict the conversion of such shares to the extent that, upon such conversion, the number of shares of common stock then beneficially owned by the holder and its affiliates and any other person or entities with which such holder would constitute a Section 13(d) group would exceed 4.9 percent of the total number of shares of common stock then outstanding (the Ownership Cap). Accordingly, notwithstanding the number of shares reported, the reporting person disclaims beneficial ownership of the shares of common stock issuable upon conversion of Series A Common Stock Equivalent Convertible Preferred Stock to the extent that upon such conversion the number of shares beneficially owned by all reporting persons hereunder, in the aggregate, would exceed the Ownership Cap.
- James E. Flynn (CIK 0001352546): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 249,495; sole dispositive power 0; shared dispositive power 249,495; aggregate amount beneficially owned 249,495 (6.62% of the class)
  Comment: Comprised of (i) 166,162 shares of common stock and (ii) 83,333 shares of common stock issuable upon conversion of 2,500 shares of Series A Common Stock Equivalent Convertible Preferred Stock, in each case, held by Deerfield Private Design Fund IV, L.P. The terms of the Series A Common Stock Equivalent Convertible Preferred Stock restrict the conversion of such shares to the extent that, upon such conversion, the number of shares of common stock then beneficially owned by the holder and its affiliates and any other person or entities with which such holder would constitute a Section 13(d) group would exceed 4.9 percent of the total number of shares of common stock then outstanding (the Ownership Cap). Accordingly, notwithstanding the number of shares reported, the reporting person disclaims beneficial ownership of the shares of common stock issuable upon conversion of Series A Common Stock Equivalent Convertible Preferred Stock to the extent that upon such conversion the number of shares beneficially owned by all reporting persons hereunder, in the aggregate, would exceed the Ownership Cap.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Singular Genomics Systems, Inc.
Address of issuer's principal executive offices: 3010 Science Park Road, San Diego, California (CA), 92121
Comment: This Amendment No. 2 (this "Amendment") to Schedule 13D amends the Schedule 13D, as amended by Amendment No. 1 (as amended, the "Schedule 13D"), filed by (i) Deerfield Mgmt IV, L.P. ("Deerfield Mgmt IV"), (ii) Deerfield Private Design Fund IV, L.P. ("Deerfield Private Design Fund IV"), (iii) Deerfield Management Company, L.P. ("Deerfield Management"), and (iv) James E. Flynn, a natural person ("Flynn" and collectively with Deerfield Mgmt IV, Deerfield Private Design Fund IV, Deerfield Management and Flynn, the "Reporting Persons"), with respect to the common stock, par value $0.0001 per share, of Singular Genomics Systems, Inc. Capitalized terms used and not otherwise defined in this Amendment have the meanings ascribed to them in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended by adding the following:

As previously disclosed, on September 5, 2024, Deerfield Private Design Fund IV, Deerfield Mgmt IV and Deerfield Management (collectively, "Deerfield") submitted a non-binding proposal (the "September 2024 Proposal") to the special committee of independent directors of the Company (the "Special Committee").

On December 22, 2024, Singular Genomics Parent, LLC, a newly-formed Delaware limited liability company that is directly wholly-owned by Deerfield Private Design Fund IV ("Parent"), and Saturn Merger Sub, Inc., a newly-formed Delaware corporation and a direct wholly-owned subsidiary of Parent ("Merger Sub" and, together with Parent and Deerfield, the "Parent Parties") entered into an Agreement and Plan of Merger (the "Merger Agreement") with the Company.

The Merger Agreement

The Merger Agreement provides that, upon the terms and subject to the conditions set forth in the Merger Agreement, upon the closing of the transactions contemplated thereby, Merger Sub will be merged with and into the Company (the "Merger"), with the Company surviving the Merger as a wholly-owned subsidiary of Parent, and each share of Common Stock issued and outstanding immediately prior to the effective time of the Merger (the "Effective Time"), other than the Excluded Shares (as defined below), will be cancelled and converted into the right to receive $20.00 in cash, without interest, net of any applicable withholding taxes (the "Merger Consideration").

The following shares of Common Stock and Series A Preferred Stock, all of which are held by Deerfield Private Design Fund IV, (collectively, the "Excluded Shares") will not be cancelled or automatically converted into the right to receive the Merger Consideration: (i) shares of Common Stock and shares of Series A Preferred Stock (collectively, "Company Shares") held by stockholders who have validly exercised their appraisal rights under the General Corporation Law of the State of Delaware; (ii) Company Shares held by Deerfield Private Design Fund IV and any additional stockholders that enter into a contribution and exchange agreement ("Rollover Agreement") to have their Company Shares converted into shares of Parent; (iii) Company Shares held in the treasury of the Company; and (iv) shares owned by Parent, Merger Sub or any direct or indirect wholly owned subsidiary of Parent or Merger Sub). Prior to the closing of the Merger, Parent will enter into a Rollover Agreement with Deerfield Private Design Fund IV. The Merger Agreement also permits Parent to enter into Rollover Agreements with additional Company stockholders and holders of Company restricted stock units or Company stock options prior to the closing of the Merger. Prior to the Effective Time, the Reporting Persons may engage in discussions with certain of such holders regarding any such additional Rollover Agreements.

Company stock options that are vested immediately prior to the Effective Time or become vested as of the Effective Time in connection with the Merger (each a "Vested Option") will be cancelled at the Effective Time and converted into the right to receive an amount in cash determined by multiplying (i) the excess, if any, of the Merger Consideration over the applicable exercise price of such Vested Option by (ii) the number of Company Shares subject to such Vested Option (less all applicable deductions and withholdings). Company stock options that are not Vested Options will be cancelled and forfeited without consideration. Company restricted stock units that are (i) unvested and outstanding immediately prior to the Effective Time (each an "Unvested Company RSU") or vested but unsettled immediately prior to the Effective Time (each a "Vested Company RSU") and (ii) are held by certain Company employees identified by Parent at least five days prior to the Effective Time (each, a "Designated Continuing Employee") will be converted into a restricted stock unit (an "Assumed RSU") and settled in Class B Units of Parent ("Parent Class B Units"), on the same terms and conditions (except with respect to the employment terms applicable to the holders of Designated Continuing Employee Vested RSUs with the Surviving Corporation), including applicable vesting requirements, as applied to each such Designated Continuing Employee Vested RSU immediately prior to the Effective Time, except that the number of Parent Class B Units underlying such Assumed RSU will equal 20. Vested Company RSUs held by persons who are not Designated Continuing Employees (each, an "Other Vested RSU") will be cancelled at the Effective Time and converted into the right to receive an amount in cash equal to (i) the Merger Consideration multiplied by (ii) the number of shares of Common Stock subject to such Other Vested RSU (less all applicable deductions and withholdings). Unvested Company RSUs that are held by persons who are not Designated Continuing Employees (each, an "Other Unvested RSU") will be cancelled and forfeited without consideration. Notwithstanding the foregoing, to the extent any Company employee who participates in the Company's Executive Severance Plan is not a Designated Continuing Employee, the equity awards held by such individual as of the Effective Time will, subject to the terms of the Executive Severance Plan and any supplementary agreements between such individual and the Company, be treated in manner set forth in the Executive Severance Plan and any supplementary agreements between such individual and the Company.

In connection with the execution of the Merger Agreement, Deerfield Private Design Fund IV committed to providing debt financing to Parent, subject to customary terms and conditions, the finance the aggregate merger consideration payable in connection with the Merger and all related fees and expenses.

The consummation of the Merger is subject to the satisfaction or waiver of customary closing conditions, including, without limitation, the affirmative vote of the holders of a majority of the voting power of the outstanding shares of Common Stock entitled to vote on the adoption of the Merger Agreement and the absence of governmental orders that has the effect of preventing, enjoining, prohibiting or making illegal the consummation of the transactions contemplated by the Merger Agreement, including the Merger. The Company has made customary representations and warranties in the Merger Agreement and has agreed to customary covenants regarding the operation of the business of the Company and its Subsidiaries (as defined in the Merger Agreement) prior to the Effective Time, and prior to the Effective Time the Reporting Persons and their representatives expect to engage in discussions with the Company regarding its operations, financial position and other matters. The Company is also subject to customary restrictions on its ability to solicit alternative acquisition proposals from third parties and to provide non-public information to, and participate in discussions and engage in negotiations with, third parties regarding alternative acquisition proposals, with customary exceptions for Superior Proposals (as defined in the Merger Agreement).

The Merger Agreement contains certain termination rights for the Company and Parent. Upon termination of the Merger Agreement under specified circumstances, the Company will be required to pay Parent a termination fee of $1,520,246 if the Merger Agreement is terminated by the Company. Such circumstances include where the Merger Agreement is terminated (i) in connection with the Company entering into an agreement for a Superior Proposal, or (ii) due to the Company Board's change or withdrawal of its recommendation in favor of the Merger. Additionally, the Company is obligated to pay the termination fee if (i)(A) either party terminates the Merger Agreement because the Merger has not been consummated by the Outside Date (as defined below), or (B) Parent terminates due to an inaccuracy in the Company's representations or warranties, or a breach by the Company of its covenants, in either case such that, if continuing to occur at the Effective Time, the related closing conditions would not be met, (ii) an acquisition proposal by a third party to acquire at least 50% of the Company's stock or assets has been publicly announced and that is not withdrawn prior to such termination, (iii) either party terminates because the Requisite Company Vote shall not have been obtained at the Stockholders Meeting, or (iv) the Company enters into a definitive agreement for, or consummates, an acquisition proposal by a third party to acquire at least 50% of the Company's stock or assets within one year of termination. The Merger Agreement requires the Company to convene a special meeting of stockholders for purposes of obtaining approval of the adoption of the Merger Agreement and to prepare and file with the Securities and Exchange Commission (the "SEC") a proxy statement with respect to such meeting.

The aggregate monetary liability of the Parent (including damages for willful and material breach or fraud relating to the Merger Agreement shall be no more than $2,533,744 (the "Damages Cap"). The Merger Agreement also provides that the parties are entitled to specific performance, subject to the terms and conditions of the Merger Agreement.

In addition to the foregoing termination rights, and subject to certain limitations, each of the Company and Parent may terminate the Merger Agreement if the Merger is not consummated on or before April 22, 2025 (the "Outside Date"). The right to terminate the Merger Agreement at the Outside Date will not be available to any party whose failure to fulfill any obligation or perform any covenant under the Merger Agreement has been the substantial or primary cause of, or resulted in, the failure of the Closing to occur on or before the Outside Date.

The transactions contemplated by the Merger Agreement, if consummated, would result in one or more of the transactions, events or actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. As a result of the Merger, (i) the Common Stock would no longer be publicly traded and would be delisted from Nasdaq, (ii) the Common Stock would be deregistered under the Exchange Act, and (iii) the Company would no longer be required to file periodic reports with the SEC. In addition, the directors of Merger Sub immediately prior to the Effective Time would be the initial directors of the Surviving Corporation, and, except as determined by the Parent Parties prior to the Effective Time, the officers of the Company immediately prior to the Effective Time would be the initial officers of the Surviving Corporation.

The foregoing description of the Merger Agreement is qualified by reference to the Merger Agreement, a copy of which is filed as Exhibit 4 to this Schedule 13D and incorporated by reference herein.

Support Agreements

On December 22, 2024, concurrently with the execution and delivery of the Merger Agreement, the Company and each of Andrew Spaventa, Eli Glezer, Dalen Meeter, Mike Pellini, and David Barker, who, as of December 22, 2024 beneficially owned approximately 8.4%, 6.7%, 0.8%, 0.7%, and 1.6%, respectively, of the voting power of the Company's outstanding capital stock, (collectively, the "Support Stockholders"), entered into Voting and Support Agreements (each, a "Support Agreement") with respect to the shares of Common Stock such Support Stockholder owns (the "Owned Shares"). Under each Support Agreement, the Support Stockholders agreed, among other things and on the terms set forth therein, to vote their respective Owned Shares in favor of the approval of the adoption of the Merger Agreement and approval of the transactions contemplated by the Merger Agreement, including the Merger, subject to and in accordance with the terms and conditions of the applicable Support Agreement.

The Support Agreements will automatically terminate upon (i) the Effective Time, (ii) the valid termination of the Merger Agreement or (iii) the mutual written agreement of the Company and such Support Stockholder.

The foregoing description of the Support Agreement is qualified by reference to the form of Support Agreement, a copy of which was filed as Exhibit 10.1 to the Current Report on Form 8-K filed by the Company with the SEC on December 23, 2024.

Limited Guarantee

In connection with the execution of the Merger Agreement, on December 22, 2024, Parent and Merger Sub delivered to the Company a limited guarantee (the "Limited Guarantee"), pursuant to which Deerfield Private Design Fund IV has agreed to guarantee the obligation to pay any monetary damages, enforcement costs, and expense reimbursement obligations payable by Parent or Merger Sub under the Merger Agreement, subject to an aggregate cap equal to the Damages Cap and subject to the other terms and conditions of the Merger Agreement and the Limited Guarantee.

The foregoing description of the Limited Guarantee is qualified by reference to the Merger Agreement, a copy of which is filed as Exhibit 5 to this Schedule 13D and incorporated by reference herein.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 4 Agreement and Plan of Merger, dated as of December 22, 2024, by and among Singular Genomics Systems, Inc., Singular Genomics Parent, LLC and Saturn Merger Sub, Inc (incorporated by reference Exhibit 2.1 to the Singular Genomics, Inc.'s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 23, 2024).

Exhibit 5 Limited Guarantee, dated as of December 22, 2024, by and between Deerfield Private Design Fund IV, L.P., and Singular Genomics Systems, Inc. (incorporated by reference Exhibit 10.2 to the Singular Genomics, Inc.'s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 23, 2024)

## Signatures
- Deerfield Mgmt IV, L.P.: /s/ Jonathan Isler, Attorney-in-Fact (12/26/2024)
- Deerfield Private Design Fund IV, L.P.: /s/ Jonathan Isler, Attorney-in-Fact (12/26/2024)
- Deerfield Management Company, L.P.: /s/ Jonathan Isler, Attorney-in-Fact (12/26/2024)
- James E. Flynn: /s/ Jonathan Isler, Attorney-in-Fact (12/26/2024)